October 23, 2018

Mark Kempa
Chief Financial Officer
Norwegian Cruise Line Holdings Ltd.
7665 Corporate Center Drive
Miami, FL 33126

       Re: Norwegian Cruise Line Holdings Ltd.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           File Nos. 001-35784

Dear Mr. Kempa:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure